UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated April 22, 2010.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Short cycle orders improve, infrastructure business more challenging

•                  Orders down 19%(1), but base orders indicate negative trends are reversing

•                  Revenues 11 percent lower, reflecting 2009 order declines

•                  EBIT at $709 million, down approximately $150 million

•                  Cash from operations improved by more than $500 million

Zurich, Switzerland, April 22, 2010 — ABB’s orders declined 19 percent in the first quarter of 2010 as a result of lower large orders (above $15 million) compared to a record intake last year, and overall weakness in the power infrastructure business.

Orders in most of ABB’s short-cycle businesses, however, were steady or higher on growing industrial demand. Base orders (below $15 million) showed the strongest increase since the beginning of the global economic crisis in the summer of 2008.

Revenues were 11 percent lower than the year-earlier period, mainly due to order declines in 2009 flowing through to sales in the first quarter.

Earnings before interest and taxes (EBIT) amounted to $709 million, resulting in an EBIT margin of 10.2 percent. The EBIT margin, excluding mainly gains and losses on derivative transactions as well as restructuring-related costs, was 11.5 percent.(2) Savings in the first quarter from the company’s $3-billion cost take-out program were in excess of $300 million.

Cash inflow from operations was $427 million compared to cash used in the same quarter a year earlier of $104 million. The improvement was due primarily to continued net working capital management efforts. Net income amounted to $464 million in the quarter.

“We had a challenging first quarter on the power side while seeing some encouraging signs of growth in our short-cycle businesses, mainly in the automation markets,” said Joe Hogan, ABB’s CEO. “Thanks to the progress we’ve made on our cost-out program, however, our profitability remains within the target range.

“Given the improving global economy, we’re cautiously optimistic that the momentum should continue to build for our short cycle businesses, especially in the emerging markets, driven by increasing industrial production. We expect to see a similar trend in our larger late-cycle business, however, only later in the year,” Hogan said.

2010 Q1 key figures

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09	US$	Local
Orders	8,067	9,150	-12%	-19%
Order backlog (end March)	25,454	25,017	2%	-5%
Revenues	6,934	7,209	-4%	-11%
EBIT	709	862	-18%
as % of revenues	10.2%	12.0%
Net income	464	652	-29%
Basic net income per share ($)	0.20	0.29
Cash flow from operating activities	427	-104

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2) Please refer to Appendix I

Summary of Q1 2010 results

Orders received and revenues

Especially in later cycle businesses driven by utility infrastructure projects and industrial capital expenditures, such as Power Products, Power Systems and Process Automation, customer spending remains cautious, reflecting the still uncertain business environment. Large orders decreased in the quarter by 55 percent in local currencies and accounted for 16 percent of total orders compared to 27 percent in the same period in 2009, which had a record large order intake of more than $2.5 billion.

These declines could not be compensated by demand in many of ABB’s short-cycle industrial markets, such as general industry and construction, that lifted orders in Discrete Automation and Motion and Low-Voltage Products. This is partly reflected in a 5-percent local currency decrease in base orders compared to the same quarter a year earlier and a 15-percent increase versus the fourth quarter of 2009.

Regionally, orders increased in the Americas, the result of higher automation-related orders in both North and South America, and stronger power orders in South America. In Europe, power orders were down significantly compared to the first quarter of 2009, which included a $550-million order for a high-power subsea link. Automation orders were stable in Europe, as an increase in Process Automation offset reductions in Discrete Automation and Motion and Low-Voltage Products.

Orders decreased in Asia, as higher automation orders — led by double-digit order increases in China across all three automation divisions — could not compensate for a reduction in large power orders, driven mainly by declines in power transmission investments in China.

Service orders decreased by 4 percent in local currencies. An increase in maintenance and repair service was offset by lower full-service orders as ABB withdrew from some less profitable longer-term service agreements.

The order backlog at the end of March amounted to $25 billion, a local-currency decrease of 5 percent compared to the end of the first quarter in 2009 and a 5-percent local currency increase compared to the end of the fourth quarter of 2009.

Total revenues decreased primarily as the lower order intake from 2009 flowed through into sales in the first quarter of this year. The shortest cycle division, Low-Voltage Products, reported higher revenues as industrial and construction demand improved. Delays in the execution of some large projects and in customer acceptance of products contributed to the revenue decrease in the two power divisions. Service revenues were 3 percent lower in the quarter in local currencies compared to the first quarter of 2009.

Earnings before interest and taxes and net income

EBIT in the first quarter of 2010 was lower than in the first quarter a year earlier, primarily due to the decrease in revenues.

The EBIT margin declined compared to the same quarter in 2009 as improvements in Discrete Automation and Motion and Low-Voltage Products — driven by a favorable product mix and the impact of cost savings measures taken in 2009 — were more than offset by lower EBIT margins in the longer-cycle divisions as a result of price erosion, project provisions and lower capacity utilization versus the same quarter a year ago.

Included in EBIT is a net negative impact of approximately $80 million from gains and losses on derivatives and foreign exchange movements on receivables and payables. Restructuring-related costs amounted to $7 million in the quarter.

Net income for the quarter developed in line with EBIT and resulted in basic earnings per share of $0.20 compared to $0.29 in the year-earlier period.

Balance sheet and cash flow

Net cash at the end of the first quarter was $7.1 billion, basically unchanged versus the end of the previous quarter. Cash from operating activities increased, despite lower earnings, on a significant improvement in net working capital. Net working capital decreased by approximately $700 million compared to a year earlier.

Compliance

As previously announced, ABB has disclosed to the US Department of Justice and the US Securities and Exchange Commission various suspect payments. Also as previously announced, ABB has been cooperating with various antitrust authorities regarding their investigations into certain alleged anti-competitive practices. With respect to these matters, there could be adverse outcomes beyond our provisions.

Cost reductions

ABB is implementing a cost take-out plan to adjust the company’s cost base to rapidly changing market conditions and protect its profitability. The program aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from end-2008 levels by a total of $3 billion by the end of 2010. The program focuses on optimizing global sourcing, improving internal processes and adjusting ABB’s global manufacturing and engineering footprint to reduce costs, increase our competitiveness and better match shifts in customer demand.

Savings in the first quarter were in excess of $300 million, with the largest contributions coming from global footprint adjustments and global sourcing initiatives. The total cost of the program is expected to amount to approximately $1.1 billion. Costs associated with the program in the first quarter of 2010 were not material but are expected to amount to approximately $500 million for the full year.

Outlook

The growth of base orders from the fourth quarter of 2009 to the first quarter of 2010, although partly reflecting normal seasonal trends, appears to indicate that ABB has seen the bottom of its short-cycle businesses in most regions. This view is supported by recent increases in GDP and industrial production, particularly in the emerging economies, which are key growth drivers for the company’s short-cycle businesses.

For ABB’s late-cycle businesses, which make up the majority of the portfolio, the outlook for the remainder of 2010 remains mixed.

New and upgraded power infrastructure is needed in all regions, including renewables and smart grids. Increasing energy and commodity prices are driving demand for ABB automation solutions that lower operating costs, improve product and process quality and increase productivity. Stable or increased customer spending in pulp and paper, marine, metals and mining during the first quarter, although improving from a very low level, are further indications that some later cyclical businesses may begin to recover in 2010.

However, restrained utility spending, delays in the award of large power projects and increased competition in the power sector are expected to weigh on demand in the short term.

Therefore, in 2010 management will continue to focus both on adjusting costs and taking advantage of its global footprint, strong balance sheet and leading technologies to tap further opportunities for profitable growth.

Divisional performance Q1 2010

Power Products

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09	US$	Local
Orders	2,401	2,960	-19%	-26%
Order backlog (end March)	8,151	8,178	0%	-7%
Revenues	2,319	2,468	-6%	-12%
EBIT	348	442	-21%
as % of revenues	15.0%	17.9%
Cash flow from operating activities	247	97

The need for new and upgraded power transmission and distribution infrastructure remains strong in most regions, but utility spending was restrained during the quarter, while demand related to industry continued at low levels.

As a result, both base and large orders declined in the quarter. Regionally, orders grew by more than 50 percent in local currency terms in Central and Eastern Europe and were higher in South America. These increases were more than offset by order declines in the mature markets. Additionally, the decrease in large orders was a main driver of lower orders in China and the Middle East. Orders were also lower in North America, although the pace of decline slowed significantly compared to the previous two quarters.

Revenues decreased as a result of lower short-cycle sales during the quarter, the impact of order declines from 2009 and delays by customers in accepting product delivery.

EBIT and EBIT margin were lower than the same period a year earlier, reflecting lower revenues, cost underabsorption and increased price pressure.

Power Systems

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09	US$	Local
Orders	1,758	2,279	-23%	-30%
Order backlog (end March)	9,861	8,332	18%	10%
Revenues	1,384	1,417	-2%	-10%
EBIT	-14	83	n/a
as % of revenues	-1.0%	5.9%
Cash flow from operating activities	-37	-150

Orders declined compared to a record first quarter in 2009, which included two orders valued at almost $1 billion. Base orders were lower as both utility and industrial demand was weaker. Project tendering activity in power transmission continued at high levels, however, as the fundamental demand drivers remain intact — new grid capacity and upgrades, regional interconnections and the integration of renewable energies.

Revenues decreased, mainly because of project delays and a lower base order intake in 2009.

In addition to lower revenues, the EBIT decline was due to the negative impact of derivative transactions, equivalent to approximately 4 percentage points of EBIT margin. Execution challenges on a small number of specific projects resulted in additional costs, offsetting the gains from cost reduction measures.

Discrete Automation & Motion

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09	US$	Local
Orders	1,408	1,285	10%	2%
Order backlog (end March)	3,162	3,386	-7%	-12%
Revenues	1,213	1,301	-7%	-13%
EBIT	168	165	2%
as % of revenues	13.8%	12.7%
Cash flow from operating activities	59	-18

Orders increased modestly in the quarter as industrial production began to recover from low levels in some mature markets and remained robust in key emerging markets. Base orders improved in short-cycle businesses such as low-voltage motors and drives, more than offsetting a decline in large orders and orders in later-cycle businesses such as machines and power electronics. Robotics orders increased from a low level.

Regionally, orders increased the most in the Americas, led by the U.S., and in Asia, with China orders up more than 30 percent in local currencies. Orders were lower in Europe and the Middle East and Africa.

Revenues declined in the quarter, mainly reflecting the low opening order backlog in machines and robotics. However, the positive impact of cost saving measures combined with a more favorable product mix in the quarter contributed to an increase in EBIT and EBIT margin compared to the same quarter in 2009.

Low-Voltage Products

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09	US$	Local
Orders	1,106	1,020	8%	2%
Order backlog (end March)	816	774	5%	1%
Revenues	1,011	933	8%	2%
EBIT	150	127	18%
as % of revenues	14.8%	13.6%
Cash flow from operating activities	76	-18

Orders grew on improved demand from construction and industry customers across most regions during the first quarter, led by double-digit growth in local currencies in Asia and the Middle East and Africa. China orders increased by 13 percent in local currency terms. Orders were also higher in Germany and Italy, the division’s two largest European markets, but Europe orders overall declined 4 percent in local currencies. Orders in the Americas were also higher.

Revenues grew in line with orders, as most sales are booked in the same quarter in which orders are placed. EBIT and EBIT margin increased on higher revenues, a positive product mix and the impact of cost measures taken during 2009.

Process Automation

			Change
$ millions unless otherwise indicated	Q1 10	Q1 09(1)	US$	Local
Orders	2,115	2,553	-17%	-24%
Order backlog (end March)	5,729	6,765	-15%	-21%
Revenues	1,735	1,878	-8%	-15%
EBIT	159	146	9%
as % of revenues	9.2%	7.8%
Cash flow from operating activities	137	48

(1) Q1 2009 numbers include the instrumentation business transferred to the Process Automation division as part of the previously-announced automation realignment

Demand was steady or stronger in several key end markets in the first quarter, although total orders declined in comparison with the very strong quarter of a year earlier, which included a $490-million order from Algeria. Base orders returned to the high levels of a year ago and have grown at a double-digit pace in local currencies since the middle of 2009.

Orders from the oil, gas and petrochemicals sector declined in the quarter, reflecting the non-recurrence of the large Algerian order in the first quarter of the previous year. Marine orders increased from a very low level, mainly in oil-related segments and in Europe and Asia. Pulp and paper orders also grew, driven by demand for drives and electrification projects. Metals and minerals orders were steady, supported by an increase in metals orders in Asia. Service orders were mixed, with strong growth in oil and gas and turbocharging service offset by measures to reduce ABB’s exposure to a number of less profitable full-service orders.

Revenues declined on the decrease in orders in recent quarters. However, EBIT and EBIT margin improved, reflecting a larger proportion of service and product sales in revenues as well as benefits from the cost take-out program.

More information

The 2010 Q1 results press release is available from April 22, 2010, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 96 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 15614, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours commencing one hour after the conference call. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 15754, followed by the # key.

Investor calendar 2010
Annual General Meeting of shareholders, Zurich	April 26, 2010
Annual information meeting for shareholders, Västerås	April 27, 2010
Q2 2010 results	July 22, 2010
Q3 2010 results	Oct. 28, 2010

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Zurich, April 22, 2010

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Compliance,” “Cost reductions,” “Outlook, as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the weakened global economy and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 329 108	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB first-quarter (Q1) 2010 key figures

				Change
$ millions unless otherwise indicated		Q1 10	Q1 09	US$	Local
Orders	Group	8’067	9’150	-12%	-19%
	Power Products	2’401	2’960	-19%	-26%
	Power Systems	1’758	2’279	-23%	-30%
	Discrete Automation & Motion	1’408	1’285	10%	2%
	Low-Voltage Products	1’106	1’020	8%	2%
	Process Automation	2’115	2’553	-17%	-24%
	Corporate and other (Inter-division eliminations)	-721	-947	24%	30%
Revenues	Group	6’934	7’209	-4%	-11%
	Power Products	2’319	2’468	-6%	-12%
	Power Systems	1’384	1’417	-2%	-10%
	Discrete Automation & Motion	1’213	1’301	-7%	-13%
	Low-Voltage Products	1’011	933	8%	2%
	Process Automation	1’735	1’878	-8%	-15%
	Corporate and other (Inter-division eliminations)	-728	-788	8%	15%
EBIT	Group	709	862	-18%
	Power Products	348	442	-21%
	Power Systems	-14	83	n.a.
	Discrete Automation & Motion	168	165	2%
	Low-Voltage Products	150	127	18%
	Process Automation	159	146	9%
	Corporate and other	-102	-101	-1%
EBIT margin (%)	Group	10.2%	12.0%
	Power Products	15.0%	17.9%
	Power Systems	-1.0%	5.9%
	Discrete Automation & Motion	13.8%	12.7%
	Low-Voltage Products	14.8%	13.6%
	Process Automation	9.2%	7.8%

ABB Q1 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q1 10	Q1 09	US$	Local	Q1 10	Q1 09	US$	Local
Europe	3,433	3,662	-6%	-14%	2,775	3,002	-8%	-15%
Americas	1,497	1,355	10%	2%	1,314	1,493	-12%	-17%
Asia	2,101	2,221	-5%	-13%	1,910	1,897	1%	-6%
Middle East and Africa	1,036	1,912	-46%	-49%	935	817	14%	7%
Group total	8,067	9,150	-12%	-19%	6,934	7,209	-4%	-11%

Appendix I

Reconciliation of non-GAAP financial measures

($ millions, unaudited)

EBIT margin	Q1 2010
= EBIT as % of revenues
Earnings before interest and taxes (EBIT)	709
Revenues	6,934
EBIT margin	10.2%
Net cash
= Cash and equivalents plus marketable securities and short-term investments, less total debt
Short-term debt and current maturities of long-term debt	(205)
Long-term debt	(2,061)
Total debt	(2,266)
Cash and equivalents	7,408
Marketable securities and short-term investments	2,005
Cash and marketable securities	9,413
Net cash	7,147
Adjustments to EBIT margin
EBIT	709
adjusted for the effects of
Unrealized gains (losses) on derivatives (FX, commodities, embedded derivatives)	69
Realized gains (losses) on derivatives where the underlying hedged transaction has not yet been realized	17
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(4)
Restructuring and restructuring-related expenses	7
EBIT after adjustments	798
Revenues	6,934
As % of revenues	11.5%

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2010	Mar. 31, 2009

Sales of products	5,753	6,116
Sales of services	1,181	1,093
Total revenues	6,934	7,209
Cost of products	(4,058)	(4,343)
Cost of services	(790)	(747)
Total cost of sales	(4,848)	(5,090)
Gross profit	2,086	2,119
Selling, general and administrative expenses	(1,377)	(1,277)
Other income (expense), net	—	20
Earnings before interest and taxes	709	862
Interest and dividend income	24	38
Interest and other finance expense	(42)	22
Income from continuing operations before taxes	691	922
Provision for taxes	(201)	(240)
Income from continuing operations, net of tax	490	682
Income from discontinued operations, net of tax	1	11
Net income	491	693
Net income attributable to noncontrolling interests	(27)	(41)
Net income attributable to ABB	464	652

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	463	641
Income from discontinued operations, net of tax	1	11
Net income	464	652

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.20	0.28
Income from discontinued operations, net of tax	—	0.01
Net income	0.20	0.29

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.20	0.28
Income from discontinued operations, net of tax	—	0.01
Net income	0.20	0.29

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,290	2,283
Diluted earnings per share attributable to ABB shareholders	2,295	2,285

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2010	Dec. 31, 2009

Cash and equivalents	7,408	7,119
Marketable securities and short-term investments	2,005	2,433
Receivables, net	9,211	9,451
Inventories, net	4,689	4,550
Prepaid expenses	288	236
Deferred taxes	852	900
Other current assets	568	540
Total current assets	25,021	25,229

Financing receivables, net	446	452
Property, plant and equipment, net	3,956	4,072
Goodwill	3,002	3,026
Other intangible assets, net	414	443
Prepaid pension and other employee benefits	109	112
Investments in equity method companies	51	49
Deferred taxes	1,031	1,052
Other non-current assets	298	293
Total assets	34,328	34,728

Accounts payable, trade	3,772	3,853
Billings in excess of sales	1,632	1,623
Accounts payable, other	1,307	1,326
Short-term debt and current maturities of long-term debt	205	161
Advances from customers	1,807	1,806
Deferred taxes	316	327
Provisions for warranties	1,228	1,280
Provisions and other current liabilities	2,440	2,603
Accrued expenses	1,434	1,600
Total current liabilities	14,141	14,579

Long-term debt	2,061	2,172
Pension and other employee benefits	1,147	1,179
Deferred taxes	303	328
Other non-current liabilities	1,978	1,997
Total liabilities	19,630	20,255

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,329,324,797 issued shares at March 31, 2010 and December 31, 2009)	3,951	3,943
Retained earnings	13,292	12,828
Accumulated other comprehensive loss	(2,359)	(2,084)
Treasury stock, at cost (39,173,474 shares at March 31, 2010 and 39,901,593 shares at December 31, 2009)	(885)	(897)
Total ABB stockholders’ equity	13,999	13,790
Noncontrolling interests	699	683
Total stockholders’ equity	14,698	14,473
Total liabilities and stockholders’ equity	34,328	34,728

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2010	Mar. 31, 2009

Operating activities:
Net income	491	693
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	169	148
Pension and postretirement benefits	22	(12)
Deferred taxes	24	6
Net gain from sale of property, plant and equipment	(6)	(5)
Loss from equity accounted companies	1	1
Other	9	(78)
Changes in operating assets and liabilities:
Trade receivables, net	83	(70)
Inventories, net	(280)	(232)
Trade payables	25	(375)
Billings in excess of sales	42	55
Provisions, net	(93)	(21)
Advances from customers	37	(24)
Other assets and liabilities, net	(97)	(190)
Net cash provided by (used in) operating activities	427	(104)

Investing activities:
Changes in financing receivables	(7)	2
Purchases of marketable securities (available-for-sale)	(244)	(20)
Purchases of marketable securities (held-to-maturity)	(15)	(222)
Purchases of short-term investments	(1,438)	—
Purchases of property, plant and equipment and intangible assets	(148)	(185)
Acquisition of businesses (net of cash acquired)	(53)	(48)
Proceeds from sales of marketable securities (available-for-sale)	71	21
Proceeds from maturity of marketable securities (available-for-sale)	137	855
Proceeds from maturity of marketable securities (held-to-maturity)	186	—
Proceeds from short-term investments	1,643	92
Proceeds from sales of property, plant and equipment	14	8
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	(1)	—
Net cash provided by investing activities	145	503

Financing activities:
Net changes in debt with maturities of 90 days or less	22	21
Increase in debt	81	211
Repayment of debt	(64)	(221)
Dividends paid to noncontrolling shareholders	(16)	(14)
Other	(6)	(13)
Net cash provided by (used in) financing activities	17	(16)

Effects of exchange rate changes on cash and equivalents	(300)	(232)

Net change in cash and equivalents - continuing operations	289	151

Cash and equivalents beginning of period	7,119	6,399
Cash and equivalents end of period	7,408	6,550

Supplementary disclosure of cash flow information:
Interest paid	22	45
Taxes paid	228	255

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		652							652	41	693
Foreign currency translation adjustments			(439)				(439)		(439)	(11)	(450)
Effect of change in fair value of available-for-sale securities, net of tax				(85)			(85)		(85)		(85)
Unrecognized income related to pensions and other postretirement plans, net of tax					27		27		27		27
Change in derivatives qualifying as cash flow hedges, net of tax						18	18		18		18
Total comprehensive income									173	30	203
Dividends paid to noncontrolling shareholders										(13)	(13)
Share-based payment arrangements	17								17		17
Balance at March 31, 2009	4,858	10,579	(2,093)	(2)	(951)	(143)	(3,189)	(900)	11,348	629	11,977

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		464							464	27	491
Foreign currency translation adjustments			(362)				(362)		(362)	4	(358)
Effect of change in fair value of available-for-sale securities, net of tax				(9)			(9)		(9)		(9)
Unrecognized income related to pensions and other postretirement plans, net of tax					78		78		78		78
Change in derivatives qualifying as cash flow hedges, net of tax						18	18		18		18
Total comprehensive income									189	31	220
Changes in noncontrolling interests	2								2	2	4
Dividends paid to noncontrolling shareholders										(17)	(17)
Treasury stock transactions	(12)							12	—		—
Share-based payment arrangements	18								18		18
Balance at March 31, 2010	3,951	13,292	(1,418)	11	(990)	38	(2,359)	(885)	13,999	699	14,698

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

In the opinion of management, the Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2010, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires that significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs) be disclosed together with a description of the reasons for the transfers. Adoption of this update did not result in additional disclosure for the three-month period ended March 31, 2010, as there were no significant transfers between Level 1 and Level 2.

Notes to the Interim Consolidated Financial Information (unaudited)

Applicable for future periods

Fair value measurements

In January 2010, an accounting standard update was issued that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its consolidated financial statements.

Revenue recognition with multiple deliverable arrangements

In October 2009, an accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Revenue arrangements that include software elements

In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Cash and equivalents and marketable securities and short-term investments

At March 31, 2010, and December 31, 2009, cash and equivalents and marketable securities and short-term investments consisted of the following:

	March 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,249	—	—	1,249	1,249	—
Time deposits	6,475	—	—	6,475	5,052	1,423
Securities held-to-maturity:
— Corporate commercial papers	155	—	—	155	100	55
— Other	—	—	—	—	—	—
Debt securities available-for-sale:
— U.S. government obligations	120	4	(1)	123	—	123
— European government obligations	369	—	(1)	368	350	18
— Other government obligations	4	—	(1)	3	—	3
— Corporate	996	6	—	1,002	657	345
Equity securities available-for-sale	33	5	—	38	—	38
Total	9,401	15	(3)	9,413	7,408	2,005

	December 31, 2009
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,381	—	—	1,381	1,381	—
Time deposits	6,170	—	—	6,170	4,474	1,696
Securities held-to-maturity:
— Corporate commercial papers	413	—	—	413	223	190
— Other	43	—	—	43	—	43
Debt securities available-for-sale:
— U.S. government obligations	110	4	(1)	113	—	113
— European government obligations	737	—	(2)	735	717	18
— Other government obligations	4	—	(1)	3	—	3
— Corporate	603	5	—	608	324	284
Equity securities available-for-sale	71	15	—	86	—	86
Total	9,532	24	(4)	9,552	7,119	2,433

Note 4. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of its operations, many of the Company’s subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require its subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard

Notes to the Interim Consolidated Financial Information (unaudited)

products and related foreign currency denominated purchases over the next twelve months. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage such commodity price risk, the Company’s policies require that its subsidiaries hedge commodity price risk exposures from binding purchase contracts, as well as at least fifty percent of the anticipated commodity purchases over the next twelve months. Swap contracts on various commodities (primarily copper) are used to manage the associated price risks.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps and cross-currency swaps are used to manage the interest rate and foreign currency risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

The gross notional amounts of outstanding derivatives (whether designated as hedges or not) were as follows:

Foreign exchange and interest rate derivatives:

Type of derivative	Total notional amount
($ in millions)	March 31, 2010	December 31, 2009
Foreign exchange contracts	13,007	14,446
Embedded foreign exchange derivatives	3,355	3,951
Interest rate contracts	2,557	2,860

Derivative commodity contracts:

		Total notional amount
Type of derivative	Unit	March 31, 2010	December 31, 2009
Copper swaps	metric tonnes	22,275	22,002
Aluminum swaps	metric tonnes	3,464	2,193
Nickel swaps	metric tonnes	16	24
Electricity futures	megawatt hours	1,454,348	1,330,978
Crude oil swaps	barrels	139,580	154,632

Equity derivatives:

At March 31, 2010 and December 31, 2009, the Company held 57 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $66 million and $64 million respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2010 and December 31, 2009, “Accumulated other comprehensive loss” included $38 million and $20 million, respectively, of unrealized gains, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2010, net gains of $18 million are expected to be reclassified to earnings in the following twelve months. At March 31, 2010, the longest maturity of a derivative classified as a cash flow hedge was 71 months.

During the three months ended March 31, 2010 and 2009, no amounts were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting, and net of tax gains of $0 million and $1 million, respectively, were included in earnings due to ineffectiveness in cash flow hedge relationships.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Three months ended March 31, 2010
Type of derivative designated as a cash flow hedge	Gains recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	28	Total revenues	15	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	1	Total cost of sales	—
Cash-settled call options	5	Selling, general and administrative expenses	(1)	Selling, general and administrative expenses	—
Total	37		14		—

Three months ended March 31, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(51)	Total revenues	(28)	Total revenues	2
		Total cost of sales	—	Total cost of sales	—
Commodity contracts	12	Total cost of sales	(12)	Total cost of sales	—
Cash-settled call options	(5)	Selling, general and administrative expenses	(7)	Selling, general and administrative expenses	—
Total	(44)		(47)		2

(1) OCI represents “Accumulated other comprehensive loss”.

The amount of derivative gains (losses), net of tax, reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2010 and 2009, was $11 million and $(35) million, respectively.

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its debt issuance activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness in the three months ended March 31, 2010 and 2009, was not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Three months ended March 31, 2010
Type of derivative designated as a fair value hedge	Gains recognized in income on derivatives designated as fair value hedges		Losses recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	11	Interest and other finance expense	(11)

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		11		(11)

Three months ended March 31, 2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	45	Interest and other finance expense	(45)

Cross-currency swaps	Interest and other finance expense	(1)	Interest and other finance expense	1
Total		44		(44)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized in the Consolidated Income Statements on such derivatives are included in the table below:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Three months ended March 31,
not designated as a hedge	Location	2010	2009
Foreign exchange contracts:	Total revenues	94	(9)
	Total cost of sales	(95)	(79)
	Interest and other finance expense	83	24
Embedded foreign exchange contracts:	Total revenues	(94)	(51)
	Total cost of sales	9	(8)
Commodity contracts:	Total cost of sales	6	28
Cross-currency swaps:	Interest and other finance expense	—	(3)
Total		3	(98)

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	48	51	22	11
Commodity contracts	7	—	—	—
Interest rate contracts	—	85	—	—
Cash-settled call options	36	27	—	—
Total	91	163	22	11
Derivatives not designated as hedging instruments:
Foreign exchange contracts	256	37	124	32
Commodity contracts	27	1	5	—
Interest rate contracts	1	—	1	2
Cash-settled call options	—	3	—	—
Embedded foreign exchange derivatives	46	6	128	41
Total	330	47	258	75
Total fair value	421	210	280	86

	December 31, 2009
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	45	34	17	9
Commodity contracts	8	—	—	—
Interest rate contracts	—	75	—	—
Cash-settled call options	38	24	—	—
Total	91	133	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	207	50	125	30
Commodity contracts	29	1	7	—
Interest rate contracts	2	—	2	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	78	13	98	27
Total	316	66	232	58
Total fair value	407	199	249	67

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2010, and December 31, 2009, have been presented on a gross basis.

Note 5. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                             Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:                             Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                             Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and December 31, 2009:

	March 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	350	—	—	350
Debt securities—Corporate	—	657	—	657
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	—	38	—	38
Debt securities—U.S. government obligations	123	—	—	123
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	345	—	345
Derivative assets—current in “Other current assets”	3	418	—	421
Derivative assets—non-current in “Other non-current assets”	—	210	—	210
Total	497	1,668	—	2,165
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	5	275	—	280
Derivative liabilities—non-current in “Other non-current liabilities”	—	86	—	86
Total	5	361	—	366

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	49	37	—	86
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in “Other current assets”	6	401	—	407
Derivative assets—non-current in “Other non-current assets”	—	199	—	199
Total	906	1,245	—	2,151
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	242	—	249
Derivative liabilities—non-current in “Other non-current liabilities”	—	67	—	67
Total	7	309	—	316

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and in “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2010 and 2009.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values.

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted at March 31, 2010, were $95 million and $96 million, respectively, and at December 31, 2009, were $96 million and $95 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at March 31, 2010, were $2,061 million and $2,160 million, respectively, and at December 31, 2009, were $2,172 million and $2,273 million, respectively.

Note 6. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Notes to the Interim Consolidated Financial Information (unaudited)

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant proportion of the provisions in respect of these contingencies reflects the provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above environmental obligations on “Income from discontinued operations, net of tax”, was not significant for the three months ended March 31, 2010 and 2009. The impact of the above obligations on “Income from continuing operations, net of tax” was not significant for the three months ended March 31, 2010 and 2009.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Three months ended March 31,
($ in millions)	2010	2009
Cash expenditures:
Nuclear Technology business	4	3
Various businesses	2	7
	6	10

The Company has estimated further expenditures of $23 million for the remainder of 2010.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	March 31, 2010	December 31, 2009
Provision balance relating to:
Nuclear Technology business	226	230
Various businesses	65	67
	291	297
Environmental provisions included in:
Provisions and other current liabilities	29	29
Other non-current liabilities	262	268
	291	297

Provisions for the above estimated losses have not been discounted.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of

Notes to the Interim Consolidated Financial Information (unaudited)

reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

The effect of asbestos obligations on the Company’s Consolidated Income Statements and Statements of Cash Flows was not significant for the three months ended March 31, 2010 and 2009.

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	March 31, 2010	December 31, 2009
Asbestos provisions included in:
Provisions and other current liabilities	28	28
Other non-current liabilities	25	25
	53	53

Included in the asbestos provisions above are two additional payments of $25 million each to the CE Asbestos PI Trust. One additional payment of $25 million is payable in 2010 as the Company attained an earnings before interest and taxes (EBIT) margin in excess of 9 percent for 2009. The other payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5 percent in 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its asbestos payment obligations, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company, as well as certain other entities, including Alstom SA.

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

The European Commission has recently concluded an investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission announced its decision in October 2009 and fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed

Notes to the Interim Consolidated Financial Information (unaudited)

judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. Management is cooperating fully with the European Commission in its investigation. An informed judgment about the outcome of this investigation or the amount of potential loss for the Company, if any, relating to this investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act or other applicable laws. The Company is cooperating with the relevant authorities regarding these issues and is continuing its internal investigations and compliance reviews. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company’s Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company reported this matter to the Italian authorities, as well as to the SEC and the DoJ. In 2009, the Company settled matters with the Italian authorities and the case was dismissed. The Company cannot reasonably predict what action, if any, the SEC or the DoJ may take.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

At March 31, 2010 and December 31, 2009, the Company accrued aggregate liabilities of $280 million and $300 million, respectively, included in provisions and other current liabilities and in other non-current liabilities for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

Notes to the Interim Consolidated Financial Information (unaudited)

	March 31, 2010		December 31, 2009
($ in millions)	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities

Performance guarantees	208	1	214	1
Financial guarantees	91	—	91	—
Indemnification guarantees	277	1	282	1
Total	576	2	587	2

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $99 million at both March 31, 2010 and December 31, 2009. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $95 million and $98 million at March 31, 2010 and December 31, 2009, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $6 million at both March 31, 2010 and December 31, 2009.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $13 million and $15 million at March 31, 2010 and December 31, 2009, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At both March 31, 2010 and December 31, 2009, the Company had $91 million of financial guarantees outstanding. Of this amount, $22 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential

Notes to the Interim Consolidated Financial Information (unaudited)

payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability at each of March 31, 2010 and December 31, 2009, of $50 million, relating to these businesses will reduce over time, pursuant to the sales agreements.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at March 31, 2010 and December 31, 2009, of $146 million and $145 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at March 31, 2010 and December 31, 2009, of $81 million and $87 million, respectively, related to this business, will reduce over time, pursuant to the sales agreement, and subject to foreign exchange fluctuations.

In addition, with respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the “Suspect payments” disclosures section above.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provision for warranties”, including guarantees of product performance, is as follows:

($ in millions)	2010	2009

Balance at January 1,	1,280	1,105
Claims paid in cash or in kind	(35)	(41)
Net increase to provision for changes in estimates, warranties issued and warranties expired	20	15
Exchange rate differences	(37)	(53)
Balance at March 31,	1,228	1,026

Note 7. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost consisted of the following:

	Three months ended March 31,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Service cost	51	39	1	1
Interest cost	96	107	3	3
Expected return on plan assets	(105)	(99)	—	—
Amortization of prior service cost	7	2	(2)	—
Amortization of net actuarial loss	18	—	1	—
Curtailments, settlements and special termination benefits	—	1	—	—
Net periodic benefit cost	67	50	3	4

Employer contributions were as follows:

	Three months ended March 31,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	56	53	6	4
Discretionary contributions to pension plans	—	16	—	—

The Company expects to contribute approximately $266 million and $18 million to its pension benefit plans and other benefit plans, respectively, for the full year 2010.

Note 8. Stockholders’ equity

In February 2008, the Company announced a share-buyback program up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in “Treasury stock”. In February 2009, the Company stated that given the market uncertainty, the Company was not actively pursuing new purchases under the program. Consequently, no repurchases took place in 2009 and in the three months ended March 31, 2010. A proposal will be put to the Annual General Meeting in April 2010 to cancel the 22.675 million shares.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 9. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise of outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	463	641
Income from discontinued operations, net of tax	1	11
Net income	464	652

Weighted-average number of shares outstanding (in millions)	2,290	2,283

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations	0.20	0.28
Income from discontinued operations, net of tax	—	0.01
Net income	0.20	0.29

Diluted earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	463	641
Income from discontinued operations, net of tax	1	11
Net income	464	652

Weighted-average number of shares outstanding (in millions)	2,290	2,283
Effect of dilutive securities:
Call options and shares	5	2
Dilutive weighted-average number of shares outstanding (in millions)	2,295	2,285

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations	0.20	0.28
Income from discontinued operations, net of tax	—	0.01
Net income	0.20	0.29

Notes to the Interim Consolidated Financial Information (unaudited)

Note 10. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment has been reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products. The former Robotics segment has been incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remains unchanged except for the addition of the instrumentation business from the Automation Products segment. The Power Products and Power Systems segments remain unchanged. Segment information for the three months ended March 31, 2009 and at December 31, 2009, has been reclassified to reflect these organizational changes.

A description of the types of products and services provided by each reportable segment is a follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment further makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

The following tables summarize information for each segment:

	Three months ended March 31, 2010				March 31, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1)
Power Products	1,898	421	2,319	348	7,037
Power Systems	1,337	47	1,384	(14)	4,733
Discrete Automation and Motion	1,059	154	1,213	168	3,143
Low Voltage Products	948	63	1,011	150	2,741
Process Automation	1,680	55	1,735	159	4,184
Corporate and Other	12	353	365	(102)	12,490
Intersegment elimination	—	(1,093)	(1,093)	—	—
Consolidated	6,934	—	6,934	709	34,328

	Three months ended March 31, 2009				December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1)
Power Products	2,025	443	2,468	442	6,918
Power Systems	1,377	40	1,417	83	4,617
Discrete Automation and Motion	1,099	202	1,301	165	3,370
Low Voltage Products	868	65	933	127	2,731
Process Automation	1,824	54	1,878	146	4,571
Corporate and Other	16	361	377	(101)	12,521
Intersegment elimination	—	(1,165)	(1,165)	—	—
Consolidated	7,209	—	7,209	862	34,728

(1)   Earnings before interest and taxes and Total assets are after intersegment eliminations and therefore refer to third party activities and assets only.

January — March 2010 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Bernhard Jucker *	02.03.2010	Shares	24,731		CHF 22.18
Anders Jonsson *	02.03.2010	Shares	23,810		CHF 22.18
Ulrich Spiesshofer *	02.03.2010	Shares	19,623		CHF 22.18
Diane de Saint Victor *	02.03.2010	Shares	28,034		CHF 22.18
Veli-Matti Reinikkala *	02.03.2010	Shares	26,792		CHF 22.18
Peter Leupp *	02.03.2010	Shares	29,570		CHF 22.18
Tom Sjökvist *	02.03.2010	Shares	10,349		CHF 22.18
Michel Demaré *	02.03.2010	Shares	31,250		CHF 22.18
Michel Demaré **	02.03.2010	Shares	56,588		CHF 22.18
Gary Steel *	02.03.2010	Shares	20,699		CHF 22.18
Gary Steel **	02.03.2010	Shares	38,992		CHF 22.18
Brice Koch ***	31.03.2010	Shares	19,474		CHF 23.03
Gary Steel ***	31.03.2010	Shares	29,777		CHF 23.03
Bernhard Jucker ***	31.03.2010	Shares	36,652		CHF 23.03
Anders Jonsson ***	31.03.2010	Shares	29,012		CHF 23.03
Michel Demaré ***	31.03.2010	Shares	35,174		CHF 23.03
Ulrich Spiesshofer ***	31.03.2010	Shares	27,835		CHF 23.03
Diane de Saint Victor ***	31.03.2010	Shares	38,770		CHF 23.03
Peter Leupp ***	31.03.2010	Shares	29,604		CHF 23.03
Tom Sjökvist ***	31.03.2010	Shares	29,548		CHF 23.03
Veli-Matti Reinikkala ***	31.03.2010	Shares	27,855		CHF 23.03

Key: * Shares were granted in respect of a special bonus 2008, ** Shares were granted in lieu of pension arrangements, *** Shares were granted under the 2007 ABB Long Term Incentive Plan (LTIP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 22, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance